SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No.)


                        United Fuel & Energy Corporation
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                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    910245107
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                                 (CUSIP Number)


                                  Scott Bedford
                           235 Pine Street, Suite 1818
                             San Francisco, CA 94104
                                 (415) 288-2480
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 29, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

CUSIP No.  910245107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Capital Management, LP(1)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER

     2,050,000

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER

     2,050,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,050,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.68%

14.  TYPE OF REPORTING PERSON

     PN/IA

----------
(1) Peninsula Capital Management, LP may be deemed to be the beneficial owner of such securities by virtue of its role as the investment manager to Peninsula Master Fund, Ltd. Peninsula Capital Management, Inc., the general partner of Peninsula Capital Management, LP was the general partner of Peninsula Fund, L.P., the investment fund which held such securities as of March 29, 2006.

CUSIP No.  910245107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Master Fund, Ltd. (1)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER

     2,050,000

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER

     2,050,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,050,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.68%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  910245107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Belridge Energy Advisors, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER

     1,333,333

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER

     1,333,333

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,333,333

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  910245107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Scott Bedford

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     3,383,333

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     3,383,333

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,383,333

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.73%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  910245107
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Common Stock, $.001 par value (the "Shares" or "Common Stock"), of United Fuel & Energy Corporation ("United Fuel"). United Fuel is a Nevada corporation with its principal executive offices located at 405
N. Marienfeld, Suite 300, Midland, Texas, 79701.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by Peninsula Capital Management, LP, a California limited partnership ("PCM"), (ii) Peninsula Master Fund, Ltd., a Cayman Islands exempted company ("Peninsula"), (iii) Belridge Energy Advisors, LP, Delaware limited partnership, ("Belridge") and (iv) Scott Bedford, a citizen of the United States of America ("Bedford"). These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

     (b) The business office of the Reporting Persons is 235 Pine Street, Suite 1818, San Francisco, CA 94104.

     (c) Peninsula and Belridge are investment funds, PCM is the investment manager of Peninsula, and Bedford is the president of PCM's general partner and a managing member of Belridge's general partner.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

With respect to all Reporting Persons, the source of funds used in making the purchases was working capital.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) As of November 13, 2006, 13,656,202 shares of United Fuel's Common Stock, $.001 par value, were outstanding (as disclosed in United Fuel's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006). The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

     (b) The number of shares of Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

     (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Transactions in the Shares by the Reporting Persons during the prior
           60 days.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   SIGNATURE



                                            PENINSULA CAPITAL MANAGEMENT, LP *


                                            By: /s/ Scott Bedford
                                                -------------------
                                            Name: Scott Bedford
                                            Title: Principal

                                            PENINSULA MASTER FUND, LTD.*


                                            By: /s/ Scott Bedford
                                            Name: Scott Bedford
                                            Title: Principal of its
                                            Investment Manger

                                            Belridge Energy Advisors, LP

                                            By: /s/ Scott Bedford
                                                -------------------
                                            Name: Scott Bedford
                                            Title: Managing Member of its
                                            General Partner


                                            /s/ Scott Bedford*
                                            ------------------
                                                SCOTT BEDFORD*

                                                                       Exhibit A

                             Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, $.001 par value, of United Fuel & Energy Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 26th day of February, 2007.


                                            PENINSULA CAPITAL MANAGEMENT, LP *


                                            By: /s/ Scott Bedford
                                                -------------------
                                            Name: Scott Bedford
                                            Title: Principal

                                            PENINSULA MASTER FUND, LTD.*


                                            By: /s/ Scott Bedford
                                                -------------------
                                            Name: Scott Bedford
                                            Title: Principal of its
                                            Investment Manger

                                            Belridge Energy Advisors, LP*

                                            By: /s/ Scott Bedford
                                                -------------------
                                            Name: Scott Bedford
                                            Title: Managing Member of its
                                            General Partner


                                            /s/ Scott Bedford*
                                            ------------------
                                                SCOTT BEDFORD*

*The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

                           TRANSACTIONS IN THE SHARES

                           Peninsula Master Fund, Ltd.

  Date of                  Number of Shares
Transaction                Purchase/(Sold)                  Price of Shares
-----------                ---------------                  ---------------

  3/29/06                       666,666                          $1.50
  9/26/06                        50,000                          $1.22

   TRANSACTIONS IN THE PREFERRED SHARES WHICH ARE EXERCISABLE INTO THE SHARES

                           Peninsula Master Fund, Ltd.

  Date of                  Number of Shares
Transaction                Purchase/(Sold)                  Price of Shares
-----------                ---------------                  ---------------


  3/29/06                         2,000                             (1)


   TRANSACTIONS IN THE PREFERRED SHARES WHICH ARE EXERCISABLE INTO THE SHARES

                          Belridge Energy Advisors, LP

  Date of                  Number of Shares
Transaction                Purchase/(Sold)                  Price of Shares
-----------                ---------------                  ---------------


  3/29/06                         2,000                             (1)


----------
(1)  These Preferred Shares are convertible into 1,333,333 Common Shares.





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